February 10,
2006
Mr. R. Bruce McDonald, CFO
Johnson Controls, Inc.
5757 N. Green Bay Avenue
P.O. Box 591
Milwaukee, WI 53201

Re:	Johnson Controls, Inc. File No. 1-5097
      September 30, 2005 Form 10-K Filed December 9, 2005

Dear Mr. McDonald:

      We have limited our review of your filing to the issues addressed in our comments. We think you should revise your disclosures in future filings in response to these comments. If you disagree, please explain to us why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Provision for Income Taxes, page 25

1. We note the disclosures concerning the tax valuation allowance and the changes in subsidiary tax status. You have indicated that you provide a full valuation allowance due to several factors, as enumerated in your response dated August 19, 2005. On page 36, you state that the $573 million allowance generally represents loss carryforwards for which utilization is uncertain given the lack of sustained profitability and/or limited carryforward periods in certain countries. Further, it would appear that management`s analyses underlying the decisions to change the tax status of certain foreign subsidiaries are based, in part, on projected adverse future operating results. There is a concern that readers may not be able to reconcile management`s SFAS 109 critical accounting estimates with the assumptions supporting the statement on page 32 that you do not have any material assets whose recovery is at risk. Please provide clarifying disclosure in future filings that reconciles this apparent inconsistency.





Liquidity and Capital Resources, page 31

2. We note that you have disclosed your days sales in accounts receivable as previously requested in our letter of March 2, 2005. However, there remains a concern that accounts receivable and costs in excess of billings appear to be increasing at a greater rate than
quarterly sales.  At September 30, 2005, the 11% sales increase over
the September 30, 2004 quarter is substantially less than the 22% increase in net accounts receivables. We further note that the ratio of receivables to quarterly revenue went up from 60% at June 30,
2005
to 68% at September 30, 2005. Absent specific disclosure to the contrary, it is not clear whether there has been a deterioration in credit quality or a change in revenue recognition practices. Please clarify this disclosure in future filings.

Note 7, page 58

3.  You state that you have been increasingly offering discounts in
lieu of warranties resulting in a decline in the overall warranty liability. In our letter dated August 30, 2005 we urged MD&A disclosure about the specific reasons for the price concessions. This disclosure is necessary to an understanding of the material factors that impacted your operating results. Your January 19, 2006
Form 8-K lists the types of specific business, competitive, economic, and political factors contemplated in our prior comment letter.
If
any of these specific factors materially impacts your historical operating results, please disclose this impact in the MD&A section of your future filings. If quantification of said impact is impractical, then at a minimum, please describe the factor and advise readers whether management believes that the impact was positive or adverse. Note also the requirement for specific, prospective disclosures as discussed in Section 501.02 of the Financial Reporting
Codification.

















					*    *    *    *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jenn Do, Staff Accountant, at (202) 551-3743,
Al
Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255 if you have questions.

								  Sincerely,




								  Nili Shah
								  Branch Chief
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Mr. R. Bruce McDonald, CFO
Johnson Controls, Inc.
February 10, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE